Exhibit 1

MIND CTI Reports Fourth Quarter and Full Year 2017 Results

*Board Declares Cash Dividend

Yoqneam, Israel, February 22, 2018 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for the fourth quarter and year ended December 31, 2017.

The following will summarize our business in the fourth quarter of 2017 and provide a more detailed review of the financial results for the quarter and for the full year. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights of Q4 2017

●	Revenues of $4.5 million, compared to $4.7 million in the fourth quarter of 2016.
●	Operating income was $1.1 million, compared to $1.8 million in the fourth quarter of 2016.
●	Net income of $1.6 million (including a one-time decrease of $ 0.7 million in taxes on income) or $0.08 per share, compared to $0.9 million or $0.05 per share in the fourth quarter of 2016.
●	Cash flow from operating activities was $0.8 million, compared to $0.9 million in the fourth quarter of 2016.

Financial Highlights of Full Year 2017

●	Revenues of $18.1 million, same as in 2016.
●	Operating income was $4.7 million, or 25.9% of revenue, compared to $5.2 million, or 28.8% of revenue, in 2016.
●	Net income of $5.6 million, or $0.29 per share, compared to $4.2 million or $0.22 per share in 2016. Net income in 2017 includes a one-time net capital gain of $0.9 million and the decrease in taxes on income.
●	Cash flow from operating activities was $2.7 million, compared to $5.2 million in 2016.
●	Cash position of approximately $17.6 million as of December 31, 2017.

As of December 31, 2017, we had 240 employees, compared to 262 as of December 31, 2016.

Monica Iancu, MIND CTI’s President and Chief Executive Officer commented: “We are challenged by the shrinking number of tier 3 telecom providers, mainly rural carriers, new LTE operators and MVNO’s, as they are not able to successfully compete with large carriers in their existing markets, nor to successfully develop presence in new and emerging markets. In 2017, one long-term major SaaS customer and some small customers under maintenance agreements decided to exit their business and we expect that this will bear a negative impact on our 2018 revenues and profitability. During our over twenty years of operation, we have experienced similar market trend changes and we executed successfully in shifting our focus towards new opportunities.

“We continue to generate significant revenues from our existing customer base and we are active in a number of presale processes. As previously mentioned, we invested significantly in the new version of MINDBill, that was released in 2017 and we successfully completed the first installation of this new version and secured additional sales of upgrades that will be completed in 2018. We believe that our comprehensive product-based billing platform and agile delivery fit perfectly with multi-play service providers as they target digital transformation. We intend to continue to invest in enhancing our offering to include omni-channel engagement and business analytics.”

Revenue Distribution for Q4 2017

Revenues in the Americas represented 73%, revenues in Europe represented 13% and revenues in Israel represented 7% of our total revenues.

Revenues from our customer care and billing software totaled $3.7 million, or 82% of total revenues, while revenues from our enterprise call accounting software were $0.8 million, or 18% of total revenues.

Revenues from licenses were $0.6 million, or 13% of total revenues, while revenues from maintenance and additional services were $3.9 million, or 87% of total revenues.

Revenue Distribution for Full Year 2017

Revenues in the Americas represented 73%, revenues in Europe represented 17% and revenues in Israel represented 5% of our total revenues.

Revenues from our customer care and billing software totaled $14.9 million, or 82% of total revenues, compared with $14.6 million, or 81% of total revenues in 2016, while revenues from our enterprise call accounting software were $3.2 million, or 18% of total revenue, compared with $3.5 million or 19% of total revenues in 2016.

Revenues from licenses were $2.5 million, or 14% of total revenues, compared with $3.9 million, or 22% of total revenues in 2016, while revenues from maintenance and additional services were $15.6 million, or 86%, compared with $14.2 million or 78% of total revenues in 2016.

Follow-on Orders in Q4 2017

Similar to all other quarters, our valued customers showed their appreciation for our technology and support. These valued customers continue to invest in upgrades to grow their businesses and improve processes resulting in follow-on orders.

This quarter’s follow-on orders include integrations within our billing and provisioning platform to various additional technologies as well as specific customizations and additional professional services.

Another follow-on order is with an existing customer in South Africa and includes the migration to the MINDBill Version 8, license upgrade and maintenance renewal over a three-year period. The motivation of migrating to the Version 8 is for bringing on board additional product lines of business with the myriad rating schemes available in Version 8 enabling the additional business units to differentiate their offerings to standout in the market.

Dividend Distribution

Since July 2003, when we first adopted a dividend policy, according to which we declare, subject to specific Board approval and applicable law, a dividend distribution once per year, we have distributed 14 annual dividends and one special dividend. We continue to believe that our annual dividends enhance shareholders value and we plan to continue with annual distributions.

Taking into consideration our dividend policy and the remaining cash after the distribution, our Board declared on February 22, 2018 a gross dividend of $0.30 per share. The record date for the dividend will be March 8, 2018 and the payment date will be March 22, 2018. Tax will be withheld at a rate of 20%.

Taxes on Income

As previously mentioned, taxes include provisions for income taxes paid in our different locations (Romania, Israel, the United States and the United Kingdom) at very different tax rates.

Also as previously mentioned, there is a change in the Israeli tax legislation, starting 2017. We have applied for a significantly lower income tax rate, based on incentive plans approved in 2017 under the Encouragement of Capital Investments Law and recently obtained a tax pre-ruling that classifies us in Israel as a “Preferred Technological Enterprise” and thus our tax rate in Israel will be 7.5% compared to the standard 24% on the pre-tax income recorded in Israel.

The present financial results reflect the tax benefit in Israel.

Update on Pursuit of Acquisitions

As we previously announced, given our strong cash position and our experienced organization, we believe that we are well positioned and have the required resources to respond to market needs and at the same time focus on targeting potential acquisitions that could benefit our growth. Our active pursuit is focused on acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology, geography and expected accretion to earnings within a few quarters.

Lately we have reached different phases in such processes and although we previously mentioned that the excess of demand for deals has pushed valuations to new highs, making it ever more challenging for us to find attractive deals, we are cautiously more optimistic as we see more potential targets.

About MIND

MIND C.T.I. Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Year Ended
	Ended December 31,		December 31,
	2017	2016	2017	2016
	U.S. dollars in thousands (except per share data)

Revenues	$4,492	$4,680	$18,062	$18,052
Cost of revenues	1,803	1,533	7,033	6,831
Gross profit	2,689	3,147	11,029	11,221
Research and development expenses	823	757	3,417	3,517
Selling and marketing expenses	306	259	1,250	1,105
General and administrative expenses	432	342	1,676	1,393
Operating income	1,128	1,789	4,686	5,206
Gain on disposal of a subsidiary	-	-	893	-
Financial income (expenses) - net	67	(217)	630	166
Income before taxes on income	1,195	1,572	6,209	5,372
Taxes on income (tax benefit)	(379)	695	597	1,169
Net income	$1,574	$877	$5,612	$4,203

Earnings per share:
Basic and Diluted	$0.08	$0.05	$0.29	$0.22
Weighted average number of shares used in computation of earnings per share - in thousands:
Basic	19,302	19,257	19,292	19,234
Diluted	19,593	19,413	19,559	19,307

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,	December 31,
	2017	2016
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$5,014	$9,165
Short-term bank deposits	6,102	5,033
Marketable securities	5,878	4,784
Accounts receivable, net:
Trade	524	1,098
Other	843	176
Prepaid expenses	347	319
Inventories	4	5
Total current assets	18,712	20,580

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	544	832
Long-term deposits	101	-
Severance pay fund	1,642	1,565
Deferred income taxes	32	95
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization
	202	498
GOODWILL	5,430	5,430
Total assets	$26,663	$29,000

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$113	$51
Other	837	1,233
Deferred revenues	2,841	4,079
Total current liabilities	3,791	5,363

LONG TERM LIABILITIES :
Deferred revenues	138	665
Employee rights upon retirement	1,712	1,687
Total liabilities	5,641	7,715

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,180	25,998
Accumulated other comprehensive loss	(804)	(867)
Accumulated deficit	(2,854)	(2,293)
Treasury shares	(1,554)	(1,607)
Total shareholders’ equity	21,022	21,285
Total liabilities and shareholders’ equity	$26,663	$29,000

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,574	$877	$5,612	$4,203
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26	45	104	161
Deferred income taxes, net	63	146	63	146
Accrued severance pay	(116)	(76)	(145)	(123)
Realized loss (gain) from marketable securities – available-for-sale	(2)	(44)	25	(44)
Foreign currency exchange rate loss from marketable securities – available-for-sale	-	128	-	128
Unrealized loss on marketable securities, net	3	48	30	23
Employees share-based compensation expenses	47	45	182	136
Gain on disposal of subsidiary	-	-	(893)	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	303	(439)	574	1,145
Other	(335)	480	(680)	37
Decrease (increase) in prepaid expenses and deferred cost of revenues	164	(51)	(28)	(9)
Decrease in inventories	1	4	1	4
Increase (decrease) in accounts payable and accruals:
Trade	(40)	(88)	62	(186)
Other	(560)	(89)	(396)	(1,031)
Increase (decrease) in deferred revenues	(366)	(134)	(1,765)	654
Net cash provided by operating activities	762	852	2,746	5,244

Cash flows from investing activities:
Purchase of property and equipment	(47)	(44)	(71)	(68)
Severance pay funds	39	61	93	82
Proceeds from (investment in) marketable securities	(376)	286	(1,124)	344
Investment in marketable securities – available-for-sale	-	(525)	-	(1,000)
Proceeds from sale of marketable securities – available-for-sale	-	1,171	326	1,730
Investment in short-term bank deposits	(670)	(1,507)	(1,170)	(3,535)
Proceeds from sale of subsidiary	-	-	1,169	-
Net cash used in investing activities	(1,054)	(558)	(777)	(2,447)

Cash flows from financing activities:
Employee stock options exercised and paid	-	25	53	85
Dividend paid	-	-	(6,173)	(5,192)
Net cash provided by (used in) financing activities	-	25	(6,120)	(5,107)

Increase (decrease) in cash and cash equivalents	(292)	319	(4,151)	(2,310)

Balance of cash and cash equivalents at beginning of period	5,306	8,846	9,165	11,475
Balance of cash and cash equivalents at end of period	$5,014	$9,165	$5,014	$9,165